Exhibit 22.1

Subsidiary Issuers of Guaranteed Securities
    As of March 31, 2023, the wholly-owned subsidiary of Jacobs Solutions Inc. listed below was the issuer of the 5.900% Sustainability-Linked Senior Notes due 2033, which are guaranteed by Jacobs Solutions Inc.

Subsidiary                 Jurisdiction of Incorporation
Jacobs Engineering Group Inc.                 Delaware